First quarter operations review

Rio Tinto releases first quarter production results

20 April 2017

Rio Tinto chief executive J-S Jacques said “Despite challenging weather conditions at our West Australian and Queensland operations, we delivered solid production in the first quarter of 2017. Our strategy is unchanged. Our number one priority is safety. We maintain our disciplined approach to capital management and maximising cash flow, with a focus on managing costs and enhancing productivity across the business. These actions support the delivery of strong cash returns to shareholders in the short, medium and long term.”

		Q1 2017	vs Q1 2016	vs Q4 2016
Pilbara iron ore shipments (100% basis)	Mt	76.7	-0%	-13%
Pilbara iron ore production (100% basis)	Mt	77.2	-3%	-10%
Bauxite	kt	11,303	+2%	-7%
Aluminium	kt	889	+2%	-3%
Mined copper	kt	84.2	-37%	-37%
Hard coking coal	kt	1,583	-20%	-28%
Semi-soft and thermal coal	kt	5,181	+4%	-1%
Titanium dioxide slag	kt	332	+35%	+11%

Highlights

•         Pilbara iron ore shipments were 76.7 million tonnes in the first quarter (100 per cent basis). Ship loading was impacted by cyclone activity during the period, and sections of the rail network were affected by significant rainfall. Despite these disruptions, shipments were in line with the first quarter of 2016 and guidance for 2017 remains at 330 to 340 million tonnes.

•         First quarter bauxite production of 11.3 million tonnes and aluminium production of 889 thousand tonnes were both two per cent higher than the corresponding quarter of 2016.

•         Mined copper production was 37 per cent lower than the first quarter of 2016 due to a 43 day labour strike at Escondida. This strike, combined with the curtailment of production at Grasberg, has led to revised 2017 mined copper guidance of 500 to 550 thousand tonnes.

•         Titanium dioxide slag production increased by 35 per cent compared to the first quarter of 2016, reflecting higher market demand. 2017 production guidance has slightly increased to between 1.2 and 1.3 million tonnes.

•         On 24 January 2017, Rio Tinto announced that it had reached a binding agreement for the sale of Coal & Allied to Yancoal Australia for up to $2.45 billion. The sale is subject to certain conditions being satisfied, and is expected to complete in the second half of 2017. Yancoal announced receipt of Foreign Investment Review Board (FIRB) approval on 13 April 2017.

All figures in this report are unaudited. All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2016 have been excluded from Rio Tinto share of production data but assets sold in 2017 remain in comparisons.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q1 2017	vs Q1 2016	vs Q4 2016
Pilbara Blend Lump	19.2	+3%	-6%
Pilbara Blend Fines	27.0	-5%	-12%
Robe Valley Lump	1.5	-8%	-11%
Robe Valley Fines	2.4	-18%	-18%
Yandicoogina Fines (HIY)	13.6	+1%	-10%

Pilbara operations

Pilbara operations produced 77.2 million tonnes (Rio Tinto share 63.6 million tonnes) in the first quarter of 2017, three per cent lower than the same quarter of 2016. Sales of 76.7 million tonnes (Rio Tinto share 63.2 million tonnes) were in line with the same period of last year.

Production and sales were both impacted by significant weather disruptions, which resulted in heavy flooding across several sites including the rail network, along with the suspension of ship loading on a number of occasions. All operations across the mine and infrastructure network have now recovered and are operating to plan.

Approximately 20 per cent of sales in the quarter were priced with reference to the prior quarter’s average index lagged by one month. The remainder was sold either on current quarter average, current month average or on the spot market.

Approximately 62 per cent of sales in the quarter were made on a cost and freight (CFR) basis, with the remainder sold free on board (FOB).

Pilbara projects

The Silvergrass Project incrementally increases the Nammuldi operation by ten million tonnes a year, delivering high grade, low phosphorus ore into the Pilbara Blend. First ore is on target for the second half of 2017.

The AutoHaul® project is advancing well with commencement and ramp up of trains operating in automated mode. Drivers are remaining on board until all safety and reliability systems are thoroughly demonstrated.

2017 guidance

Rio Tinto’s expected Pilbara shipments in 2017 remains at between 330 and 340 million tonnes (100 per cent basis).

ALUMINIUM

Rio Tinto share of production (‘000 tonnes)

	Q1 2017	vs Q1 2016	vs Q4 2016
Rio Tinto Aluminium
Bauxite	11,303	+2%	-7%
Alumina	2,047	+0%	-3%
Aluminium	889	+2%	-3%

Production from Lochaber in 2016 has been excluded from the comparable percentages above.

Bauxite

Bauxite production of 11.3 million tonnes was two per cent higher than the first quarter of 2016. Gove production was eight per cent higher following the upgrade of the overland conveyor and export system in the fourth quarter of 2016. Stronger production at Weipa was offset by lower production, due to planned maintenance, at Sangaredi and MRN. Production decreased by seven per cent compared with the fourth quarter of 2016, due mainly to weather impacting the Weipa operations during the quarter.

6.9 million tonnes was shipped to third parties in the first quarter of 2017, two per cent higher than the first quarter of 2016.

Amrun

The Amrun Project is on schedule in both engineering and construction. All major contracts have been committed as planned. Site establishment continues with an additional 112 rooms added to the camp accommodation village, over 40km of main access road completed and clearing work commenced for the stockyard and tailings storage facility areas. The Hey River Terminal is complete and the facility at Humbug Wharf is operational.

Alumina

Alumina production for the quarter was in line with the corresponding period in 2016, reflecting the operating stability that has been achieved at the Yarwun and Queensland Alumina refineries.

Aluminium

Quarterly aluminium production was two per cent higher than the corresponding period last year. This was due largely to Kitimat, which reached nameplate capacity in April 2016, together with on-going production creep across the other smelting operations.

2017 guidance

Rio Tinto’s share of production in 2017 is expected to be unchanged at 48 to 50 million tonnes of bauxite, 8.0 to 8.2 million tonnes of alumina and 3.5 to 3.7 million tonnes of aluminium.

COPPER & DIAMONDS

Rio Tinto share of production (‘000 tonnes)

	Q1 2017	vs Q1 2016	vs Q4 2016
Mined copper
Rio Tinto Kennecott	44.3	+29%	-2%
Escondida	27.2	-66%	-63%
Grasberg	0.0	N/A	N/A
Oyu Tolgoi	12.8	-34%	-16%

Refined copper
Rio Tinto Kennecott	29.8	+15%	-56%
Escondida	8.2	-68%	-62%

Diamonds (‘000 carats)
Argyle	3,016	-11%	-16%
Diavik	1,136	+0%	+15%

Rio Tinto Kennecott

Mined copper production in the first quarter of 2017 was 29 per cent higher than the first quarter of 2016, benefiting from higher throughput. The higher mined production for the quarter resulted in improved refined copper production of 29.8 thousand tonnes, 15 per cent higher than the first quarter of 2016. Refined production was significantly lower than the previous quarter due to the processing of third party concentrate received in 2016, smelted and returned to customers in the first quarter of 2017.

Kennecott tolls third party concentrate to optimise smelter utilisation, with 68 thousand tonnes of concentrate received in the first quarter of 2017. Tolled copper concentrate is excluded from reported production figures.

Notwithstanding the adverse weather conditions in the quarter, the south wall pushback continues to progress.

Escondida

Mined and refined copper production at Escondida in the first quarter was adversely impacted by a labour union strike for 43 days that commenced on 9 February and finished on 24 March. The current labour agreement has been extended for 18 months. It is expected that the operations will ramp-up to normal production levels by July 2017.

Oyu Tolgoi

Mined copper production for the quarter was 34 per cent lower than the same period in 2016, with record quarterly mill throughput being offset by lower ore grades.

Oyu Tolgoi Underground Project

Contractor mobilisation has continued to ramp up, with a workforce of over 2,210 on site, 85 per cent of whom are Mongolian nationals. Works on underground mine development, the accommodation camp, conveyor to surface decline, sinking of shaft #2 and shaft #5 and critical facilities continue to progress.

Grasberg

Through a joint venture agreement with Freeport-McMoRan Inc. (Freeport), Rio Tinto is entitled to the cash flow associated with 40 per cent of material mined above an agreed threshold as a consequence of expansions and developments of the Grasberg facilities since 1998.

On 12 January 2017, the Government of Indonesia issued new mining regulations to address exports of unrefined metals, including copper concentrates, and other matters related to the mining sector. These regulations impact PT Freeport Indonesia’s (‘PT-FI’) operating rights, including its right to continue to export concentrate without restriction, and, as a result, may have a significant impact on Rio Tinto’s share of production in 2017. Rio Tinto's participation beyond 2021 is likely to be affected due to the application of force majeure provisions in the joint venture agreement between Rio Tinto and PT-FI.

In the absence of an export permit, PTFI has had to reduce production to around 40 per cent to match domestic smelting capacity. This has resulted in near-term actions to reduce its workforce, significantly reduce costs and reduce and/or suspend capital expenditure on its underground development projects and new smelter. PT-FI has indicated that it will consider legal action to enforce its contractual rights should it fail to reach a mutually satisfactory agreement with the Indonesian government.

As a consequence of the export ban, Rio Tinto is reporting its metal share for the first quarter as zero. Discussions are continuing between Freeport and the Indonesian government to reach a mutually satisfactory longer-term agreement.

Diamonds

At Argyle, first quarter carat production was 11 per cent lower than the first quarter of 2016 due to lower ore volumes processed and recovered grade.

At Diavik, carats recovered in the first quarter of 2017 were in line with the corresponding period in 2016 as lower ore throughput was offset by higher recovered grades. Development of the A21 pipe remains on schedule.

2017 guidance

In 2017, Rio Tinto’s expected share of mined copper production has been revised to between 500 and 550 thousand tonnes (previously 525 to 665 thousand tonnes), as a result of industrial action at Escondida and the curtailment of production at Grasberg. Refined copper production guidance remains unchanged at 185 to 225 thousand tonnes.

Diamond production guidance for 2017 remains unchanged at 19 to 24 million carats.

ENERGY & MINERALS

Rio Tinto share of production

	Q1 2017	vs Q1 2016	vs Q4 2016
Coal
Hard coking coal	1,583	-20%	-28%
Semi-soft coking coal	959	-18%	-1%
Thermal coal	4,222	+11%	-1%

Iron ore pellets and concentrate (million tonnes)
IOC	2.6	+7%	-6%

Minerals (‘000 tonnes)
Borates – B2O3 content	123	-3%	+1%
Salt	852	-41%	-39%
Titanium dioxide slag	332	+35%	+11%

Uranium (‘000 lbs)
Energy Resources of Australia	900	+1%	-1%
Rössing	673	-2%	-14%

Production from Bengalla in 2016 has been excluded from the comparable percentages above.

Coal

Hard coking coal production in the quarter was 20 per cent below the first quarter of 2016 due to the timing of the longwall changeover at Kestrel as well as processing rates at Hail Creek. The damage to rail lines caused by Cyclone Debbie in Queensland is expected to impact the timing, and potentially volume, of shipments from Hail Creek over the course of the year. Kestrel, whilst impacted, is not expected to experience significant sales disruption. At this stage, guidance for coking coal remains unchanged.

First quarter semi-soft coking coal production was 18 per cent lower than the same quarter of 2016, reflecting mine production sequencing at Hunter Valley Operations (HVO) and Mount Thorley Warkworth.

Thermal coal production was 11 per cent higher than the same quarter of 2016, as HVO benefited from higher productivity.

On 24 January, Rio Tinto announced that it had reached a binding agreement for its sale of Coal & Allied to Yancoal Australia for up to $2.45 billion. The sale is subject to certain conditions being satisfied, and is expected to complete in the second half of 2017. Yancoal announced receipt of FIRB approval on 13 April 2017.

Iron Ore Company of Canada (IOC)

IOC pellet production of 2.5 million tonnes (Rio Tinto share 1.5 million tonnes) in the first quarter was 25 per cent higher than the same quarter of 2016, with pellet demand continuing to be strong and product mix being optimised to meet customer demand. Concentrate production of 1.9 million tonnes (Rio Tinto share 1.1 million tonnes) was 11 per cent lower.

The seven per cent improvement in total production led to sales of 4.4 million tonnes (Rio Tinto share 2.6 million tonnes), a ten per cent improvement compared to the first quarter of 2016.

Borates

Borates production in the quarter was three per cent lower than the first quarter of 2016, with production aligned to market demand

Iron and Titanium (RTIT)

Titanium dioxide slag production in the first quarter was 35 per cent higher than the corresponding quarter in 2016, reflecting improved market demand. Two of nine furnaces at Rio Tinto Fer et Titane (RTFT) and one of four furnaces at Richards Bay Minerals remained idle.  The rebuild of a furnace at RTFT was completed in March 2017, with production expected in April 2017. Due to planned maintenance, RTFT expects to operate seven to eight furnaces during the year.

An explosion in one of the carbon monoxide gas service plants in Sorel-Tracy occurred on 30 March 2017. The immediate concern has been the safety and welfare of all employees on site and no physical injuries were sustained. The incident is not expected to have a material impact on full year production.

Salt

Salt production in the first quarter was 41 per cent lower than the same period in 2016 due to above average rainfall at the Pilbara operations in Western Australia.

Uranium

Energy Resources of Australia continues to process existing stockpiles. First quarter production in 2017 was slightly higher than the corresponding period in 2016.

Production at Rössing was two per cent lower than the first quarter in 2016 due to slightly lower grades and recoveries.

2017 guidance

In 2017, guidance for Rio Tinto’s expected share of production remains unchanged at 7.8 to 8.4 million tonnes of hard coking coal, 3.3 to 3.9 million tonnes of semi-soft coking coal, 17 to 18 million tonnes of thermal coal, 11.4 to 12.4 million tonnes of iron ore pellets and concentrates, 0.5 million tonnes of boric oxide equivalent production, and 6.5 to 7.5 million pounds of uranium. Coal guidance may be adjusted depending on the timing of the completion of the Coal & Allied transaction. Production guidance for titanium dioxide slag has increased to between 1.2 and 1.3 million tonnes (previously 1.1 to 1.2 million tonnes).

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first quarter of 2017 was $78 million, compared with $128 million in the same quarter of 2016. Approximately 58 per cent of this expenditure was incurred by central exploration, 27 per cent by Copper & Diamonds, eight per cent by Energy & Minerals and the remainder by Iron Ore and Aluminium.

There were no significant divestments of central exploration properties in the first quarter of 2017.

Exploration highlights

Rio Tinto has a strong portfolio of projects with activity in 14 countries across some eight commodities. The bulk of the exploration spend in this quarter was focused on copper targets in Australia, Botswana, Chile, Kazakhstan, Namibia, Peru, Serbia, United States and Zambia.  Mine-lease exploration continued at a number of Rio Tinto managed businesses including Pilbara Iron, Rio Tinto Coal Australia, Richards Bay Minerals, Oyu Tolgoi, Kennecott and Weipa.

A summary of activity for the quarter is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Cape York, Australia	Amargosa, Brazil	Australia, Laos
Copper & Diamonds	Copper/molybdenum: Resolution, US Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia	Nickel: Tamarack, US	Copper: Australia, Botswana, Chile, Kazakhstan, Mongolia, Namibia, Papua New Guinea, Peru, Serbia, US, Zambia Nickel: Australia, Canada Diamonds: Canada
Energy & Minerals	Coal: Hail Creek, Australia Lithium borates: Jadar, Serbia Heavy mineral sands: Mutamba, Mozambique and Zulti South, South Africa Iron Ore: Simandou, Guinea Uranium: Roughrider, Canada	Potash: KP405, Canada	Uranium: Canada
Iron Ore	Pilbara, Australia	Pilbara, Australia

Forward-looking statements

This announcement may include "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s production forecast or guidance, financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to”, “assumes” or similar expressions, commonly identify such forward looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual production, performance or results of Rio Tinto to be materially different from any future production, performance or results expressed or implied by such forward-looking statements. Such forward-looking statements could be influenced by such risk factors as identified in Rio Tinto's most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			Full Year	% Change
		2016 Q1	2016 Q4	2017 Q1	2016	Q1 17 vs Q1 16	Q1 17 vs Q4 16
Principal Commodities
Alumina	('000 t)	2,040	2,104	2,047	8,192	0%	-3%
Aluminium	('000 t)	875	915	889	3,600	2%	-3%
Bauxite	('000 t)	11,088	12,120	11,303	47,703	2%	-7%
Borates	('000 t)	127	121	123	503	-3%	1%
Coal - hard coking	('000 t)	1,982	2,187	1,583	8,141	-20%	-28%
Coal - semi-soft coking	('000 t)	1,175	969	959	4,102	-18%	-1%
Coal - thermal	('000 t)	3,805	4,254	4,222	16,727	11%	-1%
Copper - mined	('000 t)	132.9	133.8	84.2	523.3	-37%	-37%
Copper - refined	('000 t)	51.3	88.4	38.0	250.1	-26%	-57%
Diamonds	('000 cts)	4,522	4,574	4,152	17,953	-8%	-9%
Iron ore	('000 t)	67,371	73,633	66,226	281,321	-2%	-10%
Titanium dioxide slag	('000 t)	246	300	332	1,048	35%	11%
Uranium	('000 lbs)	1,581	1,690	1,573	6,342	0%	-7%
Other Metals & Minerals
Gold - mined	('000 oz)	83.7	85.1	65.8	293.5	-21%	-23%
Gold - refined	('000 oz)	29.8	40.6	51.1	135.4	71%	26%
Molybdenum	('000 t)	0.1	1.8	0.9	2.8	645%	-50%
Salt	('000 t)	1,438	1,386	852	5,180	-41%	-39%
Silver - mined	('000 oz)	938	1,239	946	4,210	1%	-24%
Silver - refined	('000 oz)	348	465	402	1,815	15%	-14%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto share of production

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

ALUMINA
Production ('000 tonnes)
Jonquière (Vaudreuil)	100%	377	353	355	367	367	1,452
Jonquière (Vaudreuil) specialty alumina plant	100%	25	29	29	31	31	115
Queensland Alumina	80%	763	769	758	789	739	3,078
São Luis (Alumar)	10%	90	93	92	96	89	371
Yarwun	100%	785	823	747	821	819	3,176
Rio Tinto total alumina production		2,040	2,067	1,981	2,104	2,047	8,192

ALUMINIUM
Production ('000 tonnes)
Australia - Bell Bay	100%	45	45	46	47	45	182
Australia - Boyne Island	59%	86	86	87	87	80	346
Australia - Tomago	52%	75	76	77	77	75	304
Canada - six wholly owned	100%	375	398	404	405	394	1,582
Canada - Alouette (Sept-Îles)	40%	61	61	61	61	60	244
Canada - Bécancour	25%	28	27	29	28	28	111
France - Dunkerque	100%	69	69	71	71	70	280
Iceland - ISAL (Reykjavik)	100%	50	52	51	52	52	205
New Zealand - Tiwai Point	79%	67	67	68	68	66	269
Oman - Sohar	20%	19	19	19	19	19	77
Rio Tinto total aluminium production		875	899	911	915	889	3,600

BAUXITE
Production ('000 tonnes) (a)
Gove	100%	2,214	2,186	2,521	2,169	2,388	9,091
Porto Trombetas	12%	457	470	533	516	357	1,975
Sangaredi	(b)	1,892	1,857	1,726	1,735	1,665	7,210
Weipa	100%	6,524	7,560	7,642	7,700	6,893	29,427
Rio Tinto total bauxite production		11,088	12,073	12,422	12,120	11,303	47,703

Rio Tinto share of production

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Borates - borates	100%	127	123	132	121	123	503

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal (c)	82%	1,224	1,202	1,248	1,205	930	4,879
Kestrel Coal (c)	80%	758	596	926	981	653	3,262
Rio Tinto total hard coking coal production		1,982	1,798	2,175	2,187	1,583	8,141

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley (d)	68%	677	440	842	581	541	2,540
Mount Thorley (d)	80%	363	331	150	283	269	1,127
Warkworth (d)	56%	135	121	75	106	149	436
Rio Tinto total semi-soft coking coal production		1,175	893	1,066	969	959	4,102

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal (c)	82%	895	661	787	746	874	3,089
Hunter Valley (d)	68%	1,364	2,098	1,596	1,724	1,927	6,782
Kestrel Coal (c)	80%	139	96	225	217	127	676
Mount Thorley (d)	80%	549	252	606	828	450	2,235
Warkworth (d)	56%	859	1,216	1,131	739	845	3,945
Rio Tinto total thermal coal production		3,805	4,323	4,346	4,254	4,222	16,727

Rio Tinto share of production

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

COPPER
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	34.2	37.2	36.2	45.1	44.3	152.7
Escondida	30%	79.4	77.7	72.6	73.4	27.2	303.1
Grasberg - Joint Venture (e)	40%	0.0	0.0	0.0	0.0	0.0	0.0
Oyu Tolgoi (f)	34%	19.3	17.3	15.6	15.2	12.8	67.5
Rio Tinto total mine production		132.9	132.2	124.4	133.8	84.2	523.3
Refined production ('000 tonnes)
Escondida	30%	25.4	25.6	21.2	21.5	8.2	93.6
Rio Tinto Kennecott	100%	25.8	24.6	39.1	67.0	29.8	156.5
Rio Tinto total refined production		51.3	50.2	60.2	88.4	38.0	250.1

DIAMONDS
Production ('000 carats)
Argyle	100%	3,391	3,489	3,493	3,584	3,016	13,958
Diavik	60%	1,131	948	927	989	1,136	3,995
Rio Tinto total diamond production		4,522	4,436	4,420	4,574	4,152	17,953

GOLD
Mine production ('000 ounces) (a)
Bingham Canyon	100%	26.2	28.3	41.5	57.2	54.1	153.2
Escondida	30%	9.4	10.8	8.3	11.3	3.4	39.8
Grasberg - Joint Venture (e)	40%	0.0	0.0	0.0	0.0	0.0	0.0
Oyu Tolgoi (f)	34%	48.1	23.3	12.5	16.6	8.3	100.5
Rio Tinto total mine production		83.7	62.4	62.3	85.1	65.8	293.5
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	29.8	35.3	29.7	40.6	51.1	135.4

Rio Tinto share of production

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

IRON ORE
Production ('000 tonnes) (a)
Hamersley mines	(g)	48,468	50,284	52,302	54,848	48,664	205,902
Hamersley - Channar	60%	1,523	1,432	1,764	1,119	1,635	5,839
Hope Downs	50%	5,900	5,924	5,888	5,794	5,218	23,505
Iron Ore Company of Canada	59%	2,419	2,573	2,925	2,743	2,579	10,661
Robe River - Pannawonica (Mesas J and A)	53%	4,450	4,221	4,208	4,493	3,809	17,371
Robe River - West Angelas	53%	4,611	4,452	4,344	4,636	4,322	18,044
Rio Tinto iron ore production ('000 tonnes)		67,371	68,886	71,431	73,633	66,226	281,321
Breakdown of Production:
Pilbara Blend Lump		18,732	18,628	19,957	20,443	19,207	77,761
Pilbara Blend Fines		28,351	28,823	29,591	30,795	27,026	117,560
Robe Valley Lump		1,573	1,440	1,484	1,625	1,453	6,122
Robe Valley Fines		2,876	2,781	2,725	2,868	2,357	11,250
Yandicoogina Fines (HIY)		13,420	14,640	14,750	15,159	13,605	57,968
Pilbara iron ore production ('000 tonnes)		64,952	66,313	68,506	70,890	63,647	270,660
IOC Concentrate		1,242	1,207	1,334	1,124	1,109	4,907
IOC Pellets		1,178	1,366	1,591	1,618	1,470	5,754
IOC iron ore production ('000 tonnes)		2,419	2,573	2,925	2,743	2,579	10,661
Breakdown of Sales:
Pilbara Blend Lump		15,291	17,552	17,014	18,071	16,033	67,929
Pilbara Blend Fines		30,522	31,025	30,132	34,842	30,497	126,521
Robe Valley Lump		1,272	1,276	1,346	1,502	1,176	5,397
Robe Valley Fines		2,893	2,927	3,069	3,053	2,373	11,942
Yandicoogina Fines (HIY)		12,533	14,553	15,008	14,969	13,120	57,062
Pilbara iron ore sales ('000 tonnes)		62,512	67,333	66,569	72,437	63,199	268,851
IOC Concentrate		1,210	1,261	1,281	1,148	1,193	4,899
IOC Pellets		1,168	1,413	1,516	1,764	1,415	5,862
IOC iron ore sales ('000 tonnes)		2,378	2,674	2,797	2,912	2,608	10,761
Rio Tinto iron ore sales ('000 tonnes)		64,889	70,007	69,366	75,350	65,806	279,613

Rio Tinto share of production

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

MOLYBDENUM
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	0.1	0.2	0.8	1.8	0.9	2.8

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,438	1,117	1,240	1,386	852	5,180

SILVER
Mine production ('000 ounces) (a)
Bingham Canyon	100%	342	329	522	751	711	1,943
Escondida	30%	463	562	369	397	163	1,791
Grasberg - Joint Venture (e)	40%	0	0	0	0	0	0
Oyu Tolgoi (f)	34%	132	131	121	91	72	476
Rio Tinto total mine production		938	1,022	1,011	1,239	946	4,210
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	348	587	415	465	402	1,815

TITANIUM DIOXIDE SLAG
Production ('000 tonnes)
Rio Tinto Iron & Titanium (h)	100%	246	236	267	300	332	1,048

URANIUM
Production ('000 lbs U3O8) (i)
Energy Resources of Australia	68%	894	738	1,004	908	900	3,544
Rössing	69%	687	702	628	781	673	2,798
Rio Tinto total uranium production		1,581	1,439	1,633	1,690	1,573	6,342

Production data notes:
 Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(c) Kestrel and Hail Creek produce hard coking coal and thermal coal through their mining operations. Both mines may blend coal types at ports.

(d) On 24 January 2017, Rio Tinto announced a binding agreement to sell Coal & Allied, a wholly owned subsidiary of Rio Tinto Coal Australia (RTCA). This includes Coal & Allied’s 67.6% interest in the Hunter Valley Operations mine, 80% interest in the Mount Thorley mine and 55.6% interest in the Warkworth mine. In an earlier restructuring of the Coal & Allied group completed on 3 February 2016, Rio Tinto had obtained 100% of Coal & Allied and retained a 67.6% interest in the newly created Hunter Valley Operations joint venture. Prior to restructuring, Rio Tinto’s interest in the Hunter Valley Operations, Mt Thorley and Warkworth mines was 80%, 64% and 44.46% respectively.

(e) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(f) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd.

(g) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(h) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

(i) ERA and Rössing production reported are drummed U3O8.

The Rio Tinto percentage shown above is at 31 March 2017.

Rio Tinto's interest in the Lochaber aluminium smelter and Bengalla coal mine were sold in 2016. No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

ALUMINA
Smelter Grade Alumina - Aluminium Group
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	953	961	947	987	924	3,848
Yarwun refinery - Queensland	100.0%	785	823	747	821	819	3,176
Brazil
São Luis (Alumar) refinery	10.0%	903	931	916	957	895	3,707
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	377	353	355	367	367	1,452
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Specialty Alumina - Aluminium Group
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	25	29	29	31	31	115
Rio Tinto percentage interest shown above is at 31 March 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

ALUMINIUM
Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	45	45	46	47	45	182
Boyne Island smelter - Queensland	59.4%	145	145	147	147	135	583
Tomago smelter - New South Wales	51.6%	145	147	149	149	145	589
Canada
Alma smelter - Quebec	100.0%	117	116	117	117	114	467
Alouette (Sept-Îles) smelter - Quebec	40.0%	152	152	152	153	149	609
Arvida smelter - Quebec	100.0%	43	43	43	43	41	172
Arvida AP60 smelter - Quebec	100.0%	15	15	15	15	15	60
Bécancour smelter - Quebec	25.1%	113	108	114	110	112	445
Grande-Baie smelter - Quebec	100.0%	56	56	58	58	57	227
Kitimat smelter - British Columbia	100.0%	83	107	109	109	107	408
Laterrière smelter - Quebec	100.0%	61	61	62	63	61	247
France
Dunkerque smelter	100.0%	69	69	71	71	70	280
Iceland
ISAL (Reykjavik) smelter	100.0%	50	52	51	52	52	205
New Zealand
Tiwai Point smelter	79.4%	84	84	85	85	84	339
Oman
Sohar smelter	20.0%	97	97	95	97	96	386
United Kingdom
Lochaber smelter (a)	0.0%	12	12	12	10	-	46
(a) On 16 December 2016, Rio Tinto completed the sale of its 100% interest in the Lochaber aluminium smelter.
Rio Tinto percentage interest shown above is at 31 March 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

BAUXITE
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	2,214	2,186	2,521	2,169	2,388	9,091
Weipa mine - Queensland	100.0%	6,524	7,560	7,642	7,700	6,893	29,427
Brazil
Porto Trombetas (MRN) mine	12.0%	3,805	3,920	4,441	4,296	2,974	16,462
Guinea
Sangaredi mine (a)	23.0%	4,205	4,126	3,836	3,856	3,699	16,023

Rio Tinto share of bauxite shipments
Share of total bauxite shipments ('000 tonnes)		11,153	11,683	12,743	11,996	11,605	47,575
Share of third party bauxite shipments ('000 tonnes)		6,768	7,101	8,093	7,345	6,927	29,308
(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto percentage interest shown above is at 31 March 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

BORATES
Rio Tinto Borates - borates	100.0%
US
Borates ('000 tonnes) (a)		127	123	132	121	123	503
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Bengalla mine (a)	0.0%
New South Wales
Thermal coal ('000 tonnes)		1,476	-	-	-	-	1,476
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,492	1,466	1,522	1,470	1,134	5,950
Thermal coal ('000 tonnes)		1,091	806	960	910	1,065	3,767
Hunter Valley Operations (b)	67.6%
New South Wales
Semi-soft coking coal ('000 tonnes)		964	651	1,245	859	800	3,720
Thermal coal ('000 tonnes)		1,911	3,104	2,361	2,550	2,851	9,925
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		948	745	1,158	1,227	816	4,077
Thermal coal ('000 tonnes)		173	120	281	271	159	846
Mount Thorley Operations (b)	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		466	414	187	353	337	1,420
Thermal coal ('000 tonnes)		742	315	758	1,035	562	2,850
Rio Tinto percentage interest shown above is at 31 March 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

COAL (continued)
Warkworth mine (b)	55.6%
New South Wales
Semi-soft coking coal ('000 tonnes)		267	218	135	190	268	809
Thermal coal ('000 tonnes)		1,672	2,188	2,035	1,330	1,520	7,225
Total hard coking coal production ('000 tonnes)		2,440	2,210	2,680	2,697	1,950	10,027
Total semi-soft coking coal production ('000 tonnes)		1,697	1,284	1,567	1,402	1,405	5,950
Total thermal coal production ('000 tonnes)		7,065	6,533	6,395	6,096	6,156	26,090
Total coal production ('000 tonnes)		11,202	10,026	10,642	10,196	9,512	42,067

Total coal sales ('000 tonnes)		11,047	10,357	10,129	10,241	8,792	41,773
Rio Tinto Coal Australia share (c)
Share of hard coking coal sales ('000 tonnes)		2,099	1,879	2,332	2,395	1,524	8,704
Share of semi-soft coal sales ('000 tonnes) (d)		1,122	1,075	904	1,043	765	4,144
Share of thermal coal sales ('000 tonnes) (d)		4,287	4,260	3,958	3,979	3,946	16,484

(a) Rio Tinto sold its interest in the Bengalla Joint Venture with an effective date of 1 March 2016.
(b) On 24 January 2017, Rio Tinto announced a binding agreement to sell Coal & Allied, a wholly owned subsidiary of Rio Tinto Coal Australia (RTCA). This includes Coal & Allied’s 67.6% interest in the Hunter Valley Operations mine, 80% interest in the Mount Thorley mine and 55.6% interest in the Warkworth mine. In an earlier restructuring of the Coal & Allied group completed on 3 February 2016, Rio Tinto had obtained 100% of Coal & Allied and retained a 67.6% interest in the newly created Hunter Valley Operations joint venture. Prior to restructuring, Rio Tinto’s interest in the Hunter Valley Operations, Mt Thorley and Warkworth mines was 80%, 64% and 44.46% respectively.
(c) Kestrel and Hail Creek produce hard coking coal and thermal coal through their mining operations. Both mines may blend coal types at ports.
(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 31 March 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		21,188	22,905	20,787	19,866	8,054	84,746
Average copper grade (%)		0.99	0.94	0.87	1.02	1.01	0.96
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		175.8	181.7	153.2	168.6	67.7	679.3
Contained gold ('000 ounces)		31	36	28	38	11	133
Contained silver ('000 ounces)		1,544	1,874	1,229	1,323	543	5,971
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		88.8	77.4	88.9	76.4	22.8	331.4
Refined production from leach plants:
Copper cathode production ('000 tonnes)		84.8	85.3	70.5	71.5	27.2	312.1
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		14,249	14,141	16,608	15,630	18,254	60,628
Average mill head grades:
Copper (%)		0.69	0.84	1.02	1.08	1.05	0.91
Gold (g/t)		0.53	0.48	0.69	0.97	1.08	0.68
Silver (g/t)		2.23	2.88	3.45	3.67	2.95	3.09
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		85.8	106.5	153.8	153.1	176.6	499.4
Gold in concentrates ('000 ounces)		196	179	310	409	526	1,094
Silver in concentrates ('000 ounces)		613	776	1,170	1,237	1,067	3,796
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		86.9	96.8	153.7	140.6	172.0	478.0
Gold in concentrates ('000 ounces)		207	166	307	374	514	1,054
Silver in concentrates ('000 ounces)		510	562	928	907	834	2,909

(a) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 1Q 2017 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for Q1 2017 until the release of its 2017 first-quarter results on 25 April 2017. The forecast did not include the impact of the export ban and strike at Gresik smelter.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 March 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

COPPER & GOLD (continued)
Rio Tinto Kennecott
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		7,386	7,512	9,698	8,827	9,508	33,423
Average ore grade:
Copper (%)		0.51	0.55	0.41	0.56	0.51	0.50
Gold (g/t)		0.19	0.18	0.25	0.31	0.32	0.24
Silver (g/t)		1.85	1.70	2.56	3.33	3.24	2.41
Molybdenum (%)		0.015	0.023	0.031	0.040	0.025	0.028
Copper concentrates produced ('000 tonnes)		153	152	154	190	189	648
Average concentrate grade (% Cu)		22.4	24.5	23.4	23.8	23.3	23.5
Production of metals in copper concentrates:
Copper ('000 tonnes) (a)		34.2	37.2	36.2	45.1	44.3	152.7
Gold ('000 ounces)		26	28	41	57	54	153
Silver ('000 ounces)		342	329	522	751	711	1,943
Molybdenum concentrates produced ('000 tonnes):		0.2	0.3	1.6	3.4	1.7	5.6
Molybdenum in concentrates ('000 tonnes)		0.1	0.2	0.8	1.8	0.9	2.8
(a) Includes a small amount of copper in precipitates.
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		158	167	220	207	136	752
Copper anodes produced ('000 tonnes) (a)		32.0	33.1	56.1	42.7	33.7	163.8
Production of refined metal:
Copper ('000 tonnes)		25.8	24.6	39.1	67.0	29.8	156.5
Gold ('000 ounces) (b)		29.8	35.3	29.7	40.6	51.1	135.4
Silver ('000 ounces) (b)		348	587	415	465	402	1,815
(a) New metal excluding recycled material. (b) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 31 March 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

COPPER & GOLD (continued)
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		9,662	9,525	9,146	9,819	10,087	38,152
Average mill head grades:
Copper (%)		0.70	0.64	0.66	0.61	0.51	0.65
Gold (g/t)		0.63	0.33	0.21	0.25	0.15	0.36
Silver (g/t)		1.92	1.92	1.99	1.50	1.30	1.83
Copper concentrates produced ('000 tonnes)		229.5	207.1	203.2	206.7	176.0	846.6
Average concentrate grade (% Cu)		25.1	24.9	22.9	22.0	21.6	23.8
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		57.6	51.7	46.6	45.5	38.1	201.3
Gold in concentrates ('000 ounces)		143.5	69.6	37.4	49.4	24.8	300.0
Silver in concentrates ('000 ounces)		395	391	361	273	215	1,420
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		51.2	54.4	45.7	37.6	39.5	188.9
Gold in concentrates ('000 ounces)		175	95	38	39	32	347
Silver in concentrates ('000 ounces)		305	395	341	239	205	1,280
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources.
Rio Tinto percentage interest shown above is at 31 March 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,151	1,314	1,349	1,283	1,144	5,097
AK1 diamonds produced ('000 carats)		3,391	3,489	3,493	3,584	3,016	13,958
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		557	535	582	539	531	2,214
Diamonds recovered ('000 carats)		1,885	1,579	1,545	1,649	1,894	6,658
Rio Tinto percentage interest shown above is at 31 March 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley mines	(a)	48,468	50,284	52,302	54,848	48,664	205,902
Hamersley - Channar	60.0%	2,539	2,386	2,941	1,866	2,725	9,731
Hope Downs	50.0%	11,799	11,847	11,775	11,588	10,435	47,010
Robe River - Pannawonica (Mesas J and A)	53.0%	8,395	7,964	7,940	8,477	7,188	32,776
Robe River - West Angelas	53.0%	8,700	8,400	8,196	8,748	8,154	34,044
Total production ('000 tonnes)		79,902	80,882	83,154	85,526	77,165	329,463
Breakdown of total production:
Pilbara Blend Lump		23,355	23,180	24,478	24,902	23,618	95,915
Pilbara Blend Fines		34,732	35,098	35,986	36,988	32,755	142,804
Robe Valley Lump		2,969	2,717	2,799	3,066	2,741	11,551
Robe Valley Fines		5,427	5,248	5,141	5,411	4,446	21,226
Yandicoogina Fines (HIY)		13,420	14,640	14,750	15,159	13,605	57,968
Breakdown of total sales:
Pilbara Blend Lump		19,149	20,914	20,377	21,943	20,161	82,383
Pilbara Blend Fines		37,199	38,807	37,200	42,225	36,679	155,431
Robe Valley Lump		2,400	2,408	2,540	2,835	2,218	10,183
Robe Valley Fines		5,459	5,523	5,790	5,761	4,476	22,533
Yandicoogina Fines (HIY)		12,533	14,553	15,008	14,969	13,120	57,062
Total sales ('000 tonnes) (b)		76,739	82,205	80,916	87,732	76,655	327,592

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		2,114	2,056	2,272	1,915	1,889	8,357
Pellets ('000 tonnes)		2,006	2,326	2,710	2,756	2,504	9,798
IOC Total production ('000 tonnes)		4,120	4,382	4,982	4,671	4,392	18,155
Sales:
Concentrates ('000 tonnes)		2,060	2,147	2,182	1,955	2,031	8,344
Pellets ('000 tonnes)		1,990	2,407	2,582	3,004	2,409	9,983
IOC Total sales ('000 tonnes)		4,049	4,554	4,764	4,960	4,441	18,326
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		84,022	85,265	88,136	90,196	81,558	347,619
Iron Ore Sales ('000 tonnes)		80,789	86,759	85,679	92,692	81,096	345,918
Rio Tinto percentage interest shown above is at 31 March 2017. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,103	1,634	1,813	2,028	1,246	7,578

TITANIUM DIOXIDE SLAG
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide slag ('000 tonnes)		246	236	267	300	332	1,048
(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		1,307	1,078	1,468	1,328	1,316	5,182
(a) ERA production reported is 'drummed' U3O8.
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		1,001	1,023	916	1,138	981	4,078

Rio Tinto percentage interest shown above is at 31 March 2017. The data represent full production and sales on a 100% basis unless otherwise stated.